FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 13, 2005

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Material Change Report dated April 13, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: April 13, 2005

Exhibit 1- Form 6k

April 13, 2004

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

April 13, 2005.

3.

News Release

News release was issued on Apri 13, 2005 and disseminated via Canada News Wire pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Vancouver, British Columbia –Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that through its wholly owned Action Poker Network ( the “AP Network”), LVFH is sending 5 players to play at next week’s World Poker Tour World Championship Tournament, Season 3, at the Bellagio Hotel and Casino in Las Vegas, Nevada.  The 5 players, who qualified for entry at next week’s tournament, prevailed over hundreds of other players in an AP Network/Tigergaming.com sponsored online tournament.  In the end, 3 players qualified through the AP Network’s flagship website, www.tigergaming.com and two others from another licensee operating within the AP Network.

5.

Full Description of Material Change

LAS VEGAS FROM HOME.COM OFFERS THE BEST ENTERTAINMENT VALUE.

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH .Berlin Stock Exchange

Vancouver, British Columbia –Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that through its wholly owned Action Poker Network ( the “AP Network”), LVFH is sending 5 players to play at next week’s World Poker Tour World Championship Tournament, Season 3, at the Bellagio Hotel and Casino in Las Vegas, Nevada.  The 5 players, who qualified for entry at next week’s tournament, prevailed over hundreds of other players in an AP Network/Tigergaming.com sponsored online tournament.  In the end, 3 players qualified through the AP Network’s flagship website, www.tigergaming.com and two others from another licensee operating within the AP Network.

Each of the 5 players won a package valued at US $28,000 which is comprised of airfare, a week’s accommodation at the Bellagio Hotel and Casino, spending money, and a “buy in” at the tournament valued at US $25,500.  Total prize money to be won at the one week long tournament, beginning April 18, 2005, and to be broadcast at a future date, is estimated to be US $6.5 million.

President and CEO, Jake Kalpakian states, “This was the Company’s first attempt at such a promotion within the AP Network and its flagship site, www.tigergaming.com.  It was a resounding success.  3 of the players that won are Tigergaming.com players, while 2 others are from another licensee within the AP Network.  As a result of this, our AP Network has inspired even greater confidence amongst our existing licensees and has also generated an increase in new licensing inquiries from other casino and sportsbooks looking to join the AP Network.

On the tails of this success, the AP Network and Tigergaming.com launched a second multi-stage tournament promotion recently in order for their players to earn seats at this year’s World Series of Poker, to be held in Las Vegas, Nevada in July.  Originally, Tigergaming.com and the AP Network were offering 5 seat packages to be won.  Due to overwhelming demand, Tigergaming.com and the AP Network have doubled the amount of seats to 10.  Each US $14,000 package will include airfare, accommodation, spending money, special VIP events, and a World Series of Poker entry fee of US $10,000.  What makes this even more remarkable is that a player could actually obtain a World Series of Poker seat for an unbelievable US $0.14 cents.”

Mr. Kalpakian continues, “This new promotion has to be the best entertainment value found anywhere.  Where else can one enjoy playing for several hours at a time, at such a price, with a chance to win a seat at the World Series of Poker Tournament?  We believe this promotion is just the beginning in our quest to be a leading entertainment choice for the general public.  In that respect, we are confident we will be able to launch in the current quarter our casino games (Black Jack, Roulette, Slots, etc) whereby our licensee’s customers will have an even greater choice of games for their gaming and entertainment pleasure.”

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LVFH.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition, risks associated with changing customer preferences and other risks detailed in the Company’s filings with securities regulatory authorities.  These risks may cause results to differ materially from those projected in the forward-looking statements.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr.Bedo H. Kalpakian, Chairman of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 13th day of April, 2005.